UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                            (Amendment No. _____)(1)


                                  AMPEX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   032092306
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 9, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 032092306                   13G                      Page 1 of 4 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


        Knoll Capital Management, LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          248,300
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            248,300
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                248,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032092306                   13G                      Page 2 of 4 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


        Fred Knoll
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          248,300
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            248,300
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                248,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032092306                   13G                      Page 3 of 4 Pages


Item 1(a).  Name of Issuer:

                        Ampex Corp. (the "Issuer")

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        1228 Douglas Avenue
                        Redwood City, CA  94063-3199
            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:


                        Knoll Capital Management LP ("KCMLP")
                        Fred Knoll ("Knoll")
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                    The principal business address for each of KCMLP and Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166.

            ____________________________________________________________________

Item 2(c).  Citizenship:


                        KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware.
                        Knoll is a citizen of the United States.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


                    This statement on Schedule 13G is being filed with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.

            ____________________________________________________________________

Item 2(e).  CUSIP Number:


                        032092306
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 032092306                   13G                      Page 4 of 4 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                        The information in items 1 and 5 through 11 on each of the cover pages on this Schedule 13G is hereby incorporated by reference.
          ______________________________________________________________________

     (b)  Percent of class:
                        The information in items 1 and 5 through 11 on each of the cover pages on this Schedule 13G is hereby incorporated by reference.
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          The information in items 1 and 5 through 11 on each of the cover pages on this Schedule 13G is hereby incorporated by reference.

             The 248,300 shares of the Common Stock of the Issuer covered by this Schedule 13G are beneficially owned by KCMLP as the investment manager for two equity funds. Knoll is the principal partner and president of KCMLP and as such has the power to vote and dispose of the shares of Common Stock owned by the equity funds.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                        Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


                    As set forth in Item 4(c), the shares of Common Stock covered by this Schedule 13G are owned by persons other than KCMLP and Knoll, none of whom, holds five percent or more of the securities reported herein.
________________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                        Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


                        Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                        Not Applicable.
          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005                          KNOLL CAPITAL MANAGEMENT, LP


                                                By: S/Fred Knoll
                                                    ----------------------------
                                                Name: Fred Knoll
                                                Title: President


Dated:  January 7, 2005                         S/Fred Knoll
                                                --------------------------------
                                                  Fred Knoll



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT


        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated: January 7, 2005                          KNOLL CAPITAL MANAGEMENT, LP


                                                By: S/Fred Knoll
                                                    ----------------------------
                                                Name: Fred Knoll
                                                Title: President


Dated:  January 7, 2005                         S/Fred Knoll
                                                --------------------------------
                                                  Fred Knoll